Exhibit 99.1

Heritage Commerce Corp Earns $3.4 Million for the Third Quarter of 2014;
Loans Increased 15% and Deposits Increased 12% Year-Over-Year

San Jose, CA – October 23, 2014 — **Heritage Commerce Corp (Nasdaq: HTBK),** the holding company (the "Company") for Heritage Bank of Commerce (the "Bank"), today reported that net income was $3.4 million, or $0.11 per average diluted common share, for the third quarter of 2014, compared to $3.2 million, or $0.10 per average diluted common share for the third quarter of 2013, and $3.3 million, or $0.10 per average diluted common share for the second quarter of 2014. For the nine months ended September 30, 2014, net income increased 20% to $9.8 million, or $0.31 per average diluted common share, from $8.2 million, or $0.26 per average diluted common share, for the nine months ended September 30, 2013. All results are unaudited.

"We reported another quarter of solid profitability, generating growth in loans and deposits, and further enhancing credit quality," said Walter Kaczmarek, President and Chief Executive Officer. "Our diversified loan portfolio increased 15% from a year ago and our total deposits increased 12% year-over-year, with noninterest-bearing deposits increasing 19% from the third quarter of 2013. Additionally, we announced that we are acquiring Bay View Funding, a nationally recognized leader in the factoring industry, which we expect to complement our commercial banking franchise."

On October 9, 2014, the Company announced that Heritage Bank of Commerce signed a definitive agreement to acquire BVF/CSNK Acquisition Corp. ("BVF") for $22.5 million in cash. Based in Santa Clara, California, BVF is the parent company of CSNK Working Capital Finance Corp. dba Bay View Funding, which provides business-essential working capital factoring financing to various industries throughout the United States. BVF had total assets of $40.6 million as of September 30, 2014. This transaction is expected to close in the fourth quarter of 2014. BVF will become a subsidiary of Heritage Bank of Commerce, reporting to Keith Wilton, the Chief Operating Officer. "Keith Wilton has a strong background in factoring, so this acquisition fits well with his expertise," Mr. Kaczmarek noted. Heritage Bank of Commerce expects to incur pre-tax acquisition and integration costs of approximately $1.0 million to $1.3 million in the third and fourth quarters of 2014. The pre-tax acquisition costs incurred by the Bank for the BVF transaction totaled $234,000 during the third quarter of 2014.

"We are excited about this acquisition and look forward to welcoming Bay View Funding clients to the Heritage Bank of Commerce family," commented Mr. Kaczmarek. "We view this acquisition as an opportunity to strategically deploy excess capital and improve profitability, as we eventually combine these higher-yielding assets with our low cost deposits. In addition, the acquisition will enhance our product offering and thus, our commercial banking franchise."

"With the continued profitability of our franchise, and the pending acquisition of BVF, we are again declaring a quarterly cash dividend of $0.05 per share," added Mr. Kaczmarek. The dividend will be payable to holders of common stock and Series C preferred stock (on an as converted basis) on November 24, 2014, to shareholders of record on November 6, 2014.

Third Quarter 2014 Highlights (as of, or for the period ended September 30, 2014, except as noted):

♦ Diluted earnings per share increased to $0.11 for the third quarter of 2014, compared to $0.10 for the third quarter of 2013 and the second quarter of 2014. Diluted earnings per share increased 19% to $0.31 for the nine months ended September 30, 2014, compared to $0.26 per diluted share for the nine months ended September 30, 2013.

♦ Driven primarily by loan growth and increases in core deposits, net interest income increased 9% to $14.0 million for the third quarter of 2014, compared to $12.8 million for the third quarter of 2013, and increased 2% from $13.7 million for the second quarter of 2014. Net interest income increased 10% to $41.0 million for the nine months ended September 30, 2014, compared to $37.1 million for the nine months ended September 30, 2013.

♦ The fully tax equivalent ("FTE") net interest margin decreased one basis point to 3.93% for the third quarter of 2014, from 3.94% for the third quarter of 2013 and decreased 14 basis points from 4.07% for the second quarter of 2014. The decrease for the third quarter of 2014 was primarily due to a higher average balance of low interest earning short-term deposits at the Federal Reserve Bank in anticipation of the BVF acquisition. For the nine months ended September 30, 2014, the net interest margin increased 17 basis points to 4.02%, from 3.85% for the nine months ended September 30, 2013, reflecting loan growth, higher yields on securities, and a lower cost of funds.

♦ Loans (excluding loans-held-for-sale) increased 15% to $1.03 billion at September 30, 2014, compared to $893.1 million at September 30, 2013, and increased 4% from $990.3 million at June 30, 2014.

♦ Nonperforming assets ("NPAs") declined to $7.7 million, or 0.50% of total assets, at September 30, 2014, compared to $15.7 million, or 1.12% of total assets, at September 30, 2013, and $8.7 million, or 0.59% of total assets, at June 30, 2014.

♦ Classified assets, net of Small Business Administration ("SBA") guarantees, decreased 24% to $17.7 million at September 30, 2014, from $23.3 million at September 30, 2013, and decreased 23% from $23.1 million at June 30, 2014.

♦ Net charge-offs totaled $27,000 for the third quarter of 2014, compared to net recoveries of $534,000 for the third quarter of 2013, and net charge-offs of $27,000 for the second quarter of 2014.

♦ There was a $24,000 credit to the provision for loan losses for the third quarter of 2014, compared to a $534,000 credit to the provision for loan losses for the third quarter of 2013, and a $198,000 credit to the provision for loan losses for the second quarter of 2014.

♦ The allowance for loan losses ("ALLL") decreased to 1.80% of total loans at September 30, 2014, compared to 2.17% at September 30, 2013, and 1.88% at June 30, 2014.

♦ Deposits totaled $1.34 billion at September 30, 2014, compared to $1.20 billion at September 30, 2013, and $1.27 billion at June 30, 2014. Deposits (excluding all time deposits and CDARS deposits) increased $180.4 million, or 20%, to $1.1 billion at September 30, 2014, from $901.0 million at September 30, 2013, and increased $78.0 million, or 8%, from $1.0 billion at June 30, 2014.

- Capital ratios exceeded regulatory requirements for a well-capitalized financial institution on a holding company and bank level at September 30, 2014:

Capital Ratios	Heritage Commerce Corp	Heritage Bank of Commerce	Well-Capitalized Financial Institution Regulatory Guidelines
Total Risk-Based	15.3%	14.3%	10.0%
Tier 1 Risk-Based	14.0%	13.1%	6.0%
Leverage	11.7%	10.9%	5.0%

Operating Results

Net interest income increased 9% to $14.0 million for the third quarter of 2014, compared to $12.8 million for the third quarter of 2013, and increased 2% from $13.7 million for the second quarter of 2014, as a result of growth in the loan portfolio and increases in core deposits. Net interest income increased 10% to $41.0 million for the nine months ended September 30, 2014, compared to $37.1 million for the nine months ended September 30, 2013.

The net interest margin (FTE) was 3.93% for the third quarter of 2014, compared to 3.94% for the third quarter of 2013, and 4.07% for the second quarter of 2014. The decrease for the third quarter of 2014 was primarily due to a higher average balance of low interest earning deposits at the Federal Reserve Bank in anticipation of the BVF acquisition. For the nine months ended September 30, 2014, the net interest margin increased 17 basis points to 4.02%, from 3.85% for the nine months ended September 30, 2013, reflecting loan growth, higher yields on securities, and a lower cost of funds.

Solid credit quality metrics led to a $24,000 credit to the provision for loan losses for the third quarter of 2014, compared to a $534,000 credit to the provision for loan losses for the third quarter of 2013, and a $198,000 credit to the provision for loan losses for the second quarter of 2014. There was a $232,000 credit to the provision for loan losses for the nine months ended September 30, 2014, compared to an $804,000 credit to the provision for loan losses for the nine months ended September 30, 2013.

Noninterest income was $1.9 million for the third quarter of 2014, compared to $1.7 million for the third quarter of 2013, and $2.0 million for the second quarter of 2014. For the nine months ended September 30, 2014, noninterest income was $5.9 million, compared to $5.3 million for the nine months ended September 30, 2013. Largely due to a higher gain on sales of SBA loans and gain on sales of securities, noninterest income was higher for the third quarter and for the nine months ended September 30, 2014, compared to the same periods in 2013.

Noninterest expense for the third quarter of 2014 was $10.1 million, a decrease of 2% from $10.4 million for the third quarter of 2013, and decreased 7% from $10.9 million for the second quarter of 2014. The decrease in noninterest expense for the third quarter of 2014, compared to the third quarter of 2013 and second quarter of 2014, was primarily due to the reclassification of $353,000 of low income housing investment losses, partially offset by $234,000 in costs related to the BVF acquisition during the third quarter of 2014. Noninterest expense in the second quarter of 2014 also reflected costs associated with the reorganization of administrative responsibilities included in salaries and employee benefits expense, and net recoveries in legal fees as a result of the resolution or payoff of certain problem loans included in professional fees. Noninterest expense for the nine months ended September 30, 2014 increased 1% to $31.8 million, compared to $31.6 million for the nine months ended September 30, 2013. The increase in noninterest expense for nine months ended September 30, 2014 was primarily due to increased salaries and employee benefits expense and costs related to the BVF acquisition, partially offset by the reclassification of low income housing investment losses and lower professional fees. Higher salaries and employee benefits expense reflected the growth in staffing for business initiatives, and costs associated with the reorganization of administrative responsibilities in the second quarter of 2014. Full-time equivalent employees were 200, 192, and 203 at September 30, 2014, September 30, 2013, and June 30, 2014, respectively.

The Company adopted the proportional amortization method of accounting for its low income housing investments in the third quarter of 2014. The Company quantified the impact of adopting the proportional amortization method compared to the equity method to its current year and prior period financial statements. The Company determined that the adoption of the proportional amortization method did not have a material impact to its financial statements; therefore, the Company did not adjust its prior period financial statements. During the third quarter of 2014, the Company reclassified $353,000 of low income housing investment losses that was previously reported as noninterest expense for the first six months of 2014. The low income housing investment losses, net of the tax benefits received, are included in income tax expense on the consolidated statements of income for the three months and nine months ended September 30, 2014. The change in accounting method also resulted in an increase in the effective tax rate from 33.5% for the three months and six months ended June 30, 2014 to 40.4% and 36.1% for the three months and nine months ended September 30, 2014, respectively. Low income housing investment losses of $320,000 and $930,000 are reported in noninterest expense for the three months and nine months ended September 30, 2013, respectively. The effective tax rate was 32.0% and 30.1% for the three months and nine months ended September 30, 2013, respectively.

The efficiency ratio for the third quarter of 2014 improved to 63.92%, compared to 71.25% for the third quarter of 2013, and 69.50% for the second quarter of 2014. The efficiency ratio for the nine months ended September 30, 2014 was 67.75%, compared to 74.32% for the nine months ended September 30, 2013. The decrease in the efficiency ratio in the third quarter and nine months ended September 30, 2014, compared to the same periods in 2013, was primarily due to the reclassification of low income housing investment losses, and higher net interest income and noninterest income.

Income tax expense for the third quarter of 2014 was $2.3 million, compared to $1.5 million for the third quarter of 2013, and $1.7 million for the second quarter of 2014. The effective tax rate for the third quarter of 2014 increased to 40.4%, compared to 32.0% for the third quarter of 2013 and 33.5% for the second quarter of 2014. Income tax expense for the nine months ended September 30, 2014 was $5.5 million, compared to $3.5 million for the nine months ended September 30, 2013. The effective tax rate for the nine months ended September 30, 2014 was 36.1%, compared to 30.1% for the nine months ended September 30, 2013. The increase in the effective tax rate for the third quarter of 2014 and nine months ended September 30, 2014, compared to the comparable periods in 2013, was primarily due to the adoption of the proportional amortization method of accounting for its low income housing investments in the third quarter of 2014. The difference in the effective tax rate for the periods reported, compared to the combined Federal and state statutory tax rate of 42%, is primarily the result of the Company's investment in life insurance policies whose earnings are not subject to taxes, tax credits related to investments in low income housing limited partnerships, the adoption of the proportional amortization method of accounting for its low income housing investments in the third quarter of 2014, and tax-exempt interest income earned on municipal bonds. The Company had California Enterprise Zone tax savings of approximately $162,000 for 2013. The California state legislature eliminated the Enterprise Zone tax deductions beginning January 1, 2014.

Balance Sheet Review, Capital Management and Credit Quality

Total assets were $1.56 billion at September 30, 2014, compared to $1.40 billion at September 30, 2013, and $1.48 billion at June 30, 2014.

The investment securities available-for-sale portfolio totaled $191.7 million at September 30, 2014, compared to $280.5 million at September 30, 2013, and $261.5 million at June 30, 2014. At September 30, 2014, the securities available-for-sale portfolio was comprised of $139.8 million agency mortgage-backed securities (all issued by U.S. Government sponsored entities), $36.4 million of corporate bonds, and $15.5 million of single entity issue trust preferred securities. The pre-tax unrealized gain on securities available-for-sale at September 30, 2014 was $3.3 million, compared to a pre-tax unrealized loss on securities available-for-sale of ($125,000) at September 30, 2013, and a pre-tax unrealized gain on securities available-for-sale of $4.5 million at June 30, 2014.

During the third quarter of 2014, the Company received proceeds of $63.2 million from the sales and calls of securities available-for-sale, for a net gain on sales of securities of $47,000. The sale of securities consisted of $27.3 million of asset-backed securities, $22.8 million of corporate bonds, and $8.4 million of agency mortgage-backed securities. Additionally, a $4.5 million agency mortgage-backed security was called during the third quarter of 2014.

At September 30, 2014, investment securities held-to-maturity totaled $94.8 million, compared to $89.7 million at September 30, 2013, and $96.0 million at June 30, 2014. At September 30, 2014, the securities held-to-maturity portfolio, at amortized cost, was comprised of $79.9 million tax-exempt municipal bonds and $14.9 million agency mortgage-backed securities.

Loans, excluding loans held-for-sale, increased 15% to $1.03 billion at September 30, 2014, from $893.1 million at September 30, 2013, and increased 4% from $990.3 million at June 30, 2014. The loan portfolio remains well-diversified with commercial and industrial ("C&I") loans accounting for 42% of the loan portfolio at September 30, 2014. Commercial and residential real estate loans accounted for 45% of the total loan portfolio, of which 46% were owner-occupied by businesses. Consumer and home equity loans accounted for 8% of total loans, and land and construction loans accounted for the remaining 5% of total loans at September 30, 2014. C&I line usage was 43% at September 30, 2014, compared to 45% at September 30, 2013, and 42% at June 30, 2014.

The yield on the loan portfolio was 4.77% for the third quarter of 2014, compared to 4.85% for the third quarter of 2013. For the nine months ended September 30, 2014, the yield on the loan portfolio was 4.80%, compared to 4.97% for the nine months ended September 30, 2013. The decrease in the yield on the loan portfolio for the third quarter and nine months ended September 30, 2014, compared to the same periods in 2013, reflects increasing competitive market conditions for new loan production.

NPAs decreased to $7.7 million, or 0.50% of total assets, at September 30, 2014, compared to $15.7 million, or 1.12% of total assets, at September 30, 2013, and $8.7 million, or 0.59% of total assets, at June 30, 2014. The following is a breakout of NPAs at September 30, 2014:

NONPERFORMING ASSETS (in $000's, unaudited)	Balance	% of Total
SBA loans	$ 2,875	37%
Commercial real estate loans	1,672	22%
Land and construction loans	1,655	21%
Commercial and industrial loans	323	4%
Home equity and consumer loans	485	6%
Foreclosed assets	532	7%
Restructured and loans over 90 days past due and accruing	200	3%
Total nonperforming assets	$ 7,742	100%

At September 30, 2014, the $7.7 million of NPAs included $382,000 of loans guaranteed by the SBA and $200,000 of restructured loans still accruing interest income. Foreclosed assets were $532,000 at September 30, 2014, compared to $631,000 at September 30, 2013, and $525,000 at June 30, 2014.

Classified assets (net of SBA guarantees) were $17.7 million at September 30, 2014, compared to $23.3 million at September 30, 2013, and $23.1 million at June 30, 2014.

The following table summarizes the allowance for loan losses:

ALLOWANCE FOR LOAN LOSSES (in $000's, unaudited)	For the Quarter Ended		
	September 30, 2014	June 30, 2014	September 30, 2013
Balance at beginning of period	$ 18,592	$ 18,817	$ 19,342
Provision (credit) for loan losses during the period	(24)	(198)	(534)
Net (charge-offs) recoveries during the period	(27)	(27)	534
Balance at end of period	$ 18,541	$ 18,592	$ 19,342
Total loans	$ 1,029,596	$ 990,341	$ 893,052
Total nonperforming loans	$ 7,210	$ 8,142	$ 15,117
Allowance for loan losses to total loans	1.80%	1.88%	2.17%
Allowance for loan losses to total nonperforming loans	257.16%	228.35%	127.95%

The ALLL decreased to 1.80% of total loans at September 30, 2014, compared to 2.17% at September 30, 2013, and 1.88% at June 30, 2014. The decrease in the ALLL to total loans at September 30, 2014 was primarily due to increasing loan balances while the allowance for loan losses declined slightly.

Total deposits increased $146.3 million to $1.34 billion at September 30, 2014, compared to $1.20 billion at September 30, 2013, and increased $74.0 million from $1.27 billion at June 30, 2014. Noninterest-bearing demand deposits increased $79.7 million at September 30, 2014 from September 30, 2013, and increased $32.8 million from June 30, 2014. Interest-bearing demand deposits increased $44.3 million at September 30, 2014 from September 30, 2013, and increased $30.1 million from June 30, 2014. Brokered deposits decreased $34.7 million at September 30, 2014 from September 30, 2013, and decreased $5.5 million from June 30, 2014. Deposits (excluding all time deposits and CDARS deposits) increased $180.4 million, or 20%, to $1.1 billion at September 30, 2014, from $901.0 million at September 30, 2013, and increased $78.0 million, or 8%, from $1.0 billion at June 30, 2014.

The total cost of deposits decreased four basis points to 0.15% for the third quarter of 2014, from 0.19% for the third quarter of 2013, and decreased one basis point from 0.16% for the second quarter of 2014. The total cost of deposits decreased four basis points to 0.16% for the nine months ended September 30, 2014, from 0.20% for the nine months ended September 30, 2013.

Tangible equity was $181.7 million at September 30, 2014, compared to $168.8 million at September 30, 2013 and $180.2 million at June 30, 2014. Tangible book value per common share was $6.15 at September 30, 2014, compared to $5.67 at September 30, 2013, and $6.09 at June 30, 2014. There were 21,004 shares of Series C Preferred Stock outstanding at September 30, 2014, September 30, 2013, and June 30, 2014, and the Series C Preferred Stock is convertible into an aggregate of 5.6 million shares of common stock at a conversion price of $3.75, upon a transfer of the Series C Preferred Stock in a widely dispersed offering. Pro forma tangible book value per common share, assuming the Company's outstanding Series C Preferred Stock was converted into common stock, was $5.68 at September 30, 2014, compared to $5.29 at September 30, 2013, and $5.64 at June 30, 2014.

Accumulated other comprehensive loss was ($812,000) at September 30, 2014, compared to accumulated other comprehensive loss of ($4.3) million a year ago, and accumulated other comprehensive loss of ($92,000) at June 30, 2014. The unrealized gain (loss) on securities available-for-sale included in accumulated other comprehensive loss was an unrealized gain of $1.9 million, net of taxes, at September 30, 2014, compared to an unrealized loss of ($69,000), net of taxes, at September 30, 2013, and an unrealized gain of $2.6 million, net of taxes, at June 30, 2014. The components of accumulated other comprehensive loss, net of taxes, at September 30, 2014 include the following: an unrealized gain on available-for-sale securities of $1.9 million; the remaining unamortized unrealized gain on securities available-for-sale transferred to held-to-maturity of $442,000; a liability adjustment on split dollar insurance contracts of ($1.9) million; a liability adjustment on the supplemental executive retirement plan of ($2.2) million; and an unrealized gain on interest-only strip from SBA loans of $932,000.

Heritage Commerce Corp, a bank holding company established in February 1998, is the parent company of Heritage Bank of Commerce, established in 1994 and headquartered in San Jose with full-service branches in Danville, Fremont, Gilroy, Hollister, Los Altos, Los Gatos, Morgan Hill, Pleasanton, Sunnyvale, and Walnut Creek. Heritage Bank of Commerce is an SBA Preferred Lender with an additional Loan Production Office in Lincoln, California. For more information, please visit www.heritagecommercecorp.com.


Forward Looking Statement Disclaimer


These forward looking statements are subject to various risks and uncertainties that may be outside our control and our actual results could differ materially from our projected results. In addition, our past results of operations do not necessarily indicate our future results. The forward looking statements could be affected by many factors, including but not limited to: (1) Local, regional, and national economic conditions and events and the impact they may have on us and our customers, and our assessment of that impact on our estimates including, the allowance for loan losses; (2) Delay in the pace of economic recovery and stagnant or decreasing employment levels; (3) Changes in the financial performance or condition of the Company's customers, or changes in the performance or creditworthiness of our customers' suppliers or other counterparties, which could lead to decreased loan utilization rates, delinquencies, or defaults, which could negatively affect our customers' ability to meet certain credit obligations; (4) Volatility in credit or equity markets and its effect on the global economy; (5) Changes in consumer spending, borrowing or saving habits; (6) Competition for loans and deposits and failure to attract or retain deposits or loans; (7) The ability to increase market share and control expenses; (8) Risks associated with concentrations in real estate related loans; (9) Other than temporary impairment charges to our securities portfolio; (10) An oversupply of inventory and deterioration in values of California commercial real estate; (11) A prolonged slowdown in construction activity; (12) Changes in the level of nonperforming assets, charge offs, or other credit quality measures, and their impact on the adequacy of the Company's allowance for loan losses and the Company's provision for loan losses; (13) The effects of and changes in trade, monetary and fiscal policies and laws, including the interest rate policies of the Federal Open Market Committee of the Federal Reserve Board; (14) Changes in inflation, interest rates, and market liquidity which may impact interest margins and impact funding sources; (15) Our ability to raise capital or incur debt on reasonable terms; (16) Regulatory limits on Heritage Bank of Commerce's ability to pay dividends to the Company; (17) The impact of reputational risk on such matters as business generation and retention, funding and liquidity; (18) The impact of cyber security attacks or other disruptions to the Company's information systems and any resulting compromise of data or disruptions in service; (19) The effect of the enactment of the Dodd Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations to be promulgated by supervisory and oversight agencies implementing the legislation taking into account that the precise timing, extent and nature of such rules and regulations and the impact on the Company are uncertain; (20) The impact of revised capital requirements under Basel III; (21) Significant changes in applicable laws and regulations, including those concerning taxes, banking and securities; (22) Changes in the competitive environment among financial or bank holding companies and other financial service providers; (23) The effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard setters; (24) The costs and effects of legal and regulatory developments, including resolution of legal proceedings or regulatory or other governmental inquiries, and the results of regulatory examinations or reviews; (25) Successful integration of the business, employees and operations of Bay View Funding with the Company; and (26) Our success in managing the risks involved in the foregoing factors. For a discussion of factors which could cause results to differ, please see the Company's reports on Forms 10-K and10-Q as filed with the Securities and Exchange Commission and the Company's press releases. Readers should not place undue reliance on the forward-looking statements, which reflect management's view only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.


Member FDIC


CONSOLIDATED INCOME STATEMENTS (in $000's, unaudited)	For the Quarter Ended:			Percent Change From:		For the Nine Months Ended:		
	September 30, 2014	June 30, 2014	September 30, 2013	June 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013	Percent Change
Interest income	$ 14,492	$ 14,192	$ 13,458	2%	8%	$ 42,539	$ 39,163	9%
Interest expense	500	507	627	-1%	-20%	1,528	2,026	-25%
Net interest income before provision for loan losses	13,992	13,685	12,831	2%	9%	41,011	37,137	10%
Provision (credit) for loan losses	(24)	(198)	(534)	88%	96%	(232)	(804)	71%
Net interest income after provision for loan losses	14,016	13,883	13,365	1%	5%	41,243	37,941	9%
Noninterest income:								
Service charges and fees on deposit accounts	631	646	645	-2%	-2%	1,897	1,840	3%
Increase in cash surrender value of life insurance	401	397	414	1%	-3%	1,196	1,240	-4%
Servicing income	316	313	331	1%	-5%	977	1,081	-10%
Gain on sales of SBA loans	259	442	103	-41%	151%	858	373	130%
Gain on sales of securities	47	-	-	N/A	N/A	97	38	155%
Other	216	249	245	-13%	-12%	909	744	22%
Total noninterest income	1,870	2,047	1,738	-9%	8%	5,934	5,316	12%
Noninterest expense:								
Salaries and employee benefits	6,228	6,819	5,772	-9%	8%	19,290	17,647	9%
Occupancy and equipment	1,055	987	986	7%	7%	2,987	3,082	-3%
Professional fees	617	126	602	390%	2%	1,329	1,984	-33%
Other	2,239	3,002	3,020	-25%	-26%	8,201	8,837	-7%
Total noninterest expense	10,139	10,934	10,380	-7%	-2%	31,807	31,550	1%
Income before income taxes	5,747	4,996	4,723	15%	22%	15,370	11,707	31%
Income tax expense	2,322	1,672	1,510	39%	54%	5,545	3,521	57%
Net income	**3,425**	**3,324**	**3,213**	3%	7%	**9,825**	**8,186**	20%
Dividends on preferred stock	(280)	(224)	(168)	25%	67%	(728)	(168)	333%
Net income available to common shareholders	3,145	3,100	3,045	1%	3%	9,097	8,018	13%
Undistributed earnings allocated to Series C Preferred Stock	(320)	(358)	(395)	-11%	-19%	(993)	(1,268)	-22%
Distributed and undistributed earnings allocated to common shareholders	$ 2,825	$ 2,742	$ 2,650	3%	7%	$ 8,104	$ 6,750	20%
PER COMMON SHARE DATA								
(unaudited)								
Basic earnings per share	$ 0.11	$ 0.10	$ 0.10	10%	10%	$ 0.31	$ 0.26	19%
Diluted earnings per share	$ 0.11	$ 0.10	$ 0.10	10%	10%	$ 0.31	$ 0.26	19%
Weighted average shares outstanding - basic	26,371,413	26,370,510	26,340,080	0%	0%	26,367,314	26,335,222	0%
Weighted average shares outstanding - diluted	26,516,863	26,503,401	26,387,049	0%	0%	26,501,960	26,381,965	0%
Common shares outstanding at period-end	26,374,980	26,370,510	26,341,021	0%	0%	26,374,980	26,341,021	0%
Pro forma common shares outstanding at period-end, assuming Series C preferred stock was converted into common stock	31,975,980	31,971,510	31,941,021	0%	0%	31,975,980	31,942,021	0%
Book value per share	$ 6.20	$ 6.14	$ 5.73	1%	8%	$ 6.20	$ 5.73	8%
Tangible book value per share	$ 6.15	$ 6.09	$ 5.67	1%	8%	$ 6.15	$ 5.67	8%
Pro forma tangible book value per share, assuming Series C preferred stock was converted into common stock	$ 5.68	$ 5.64	$ 5.29	1%	7%	$ 5.68	$ 5.29	7%
KEY FINANCIAL RATIOS								
(unaudited)								
Annualized return on average equity	7.46%	7.45%	7.58%	0%	-2%	7.34%	6.44%	14%
Annualized return on average tangible equity	7.51%	7.51%	7.65%	0%	-2%	7.40%	6.51%	14%
Annualized return on average assets	0.88%	0.91%	0.90%	-3%	-2%	0.88%	0.78%	13%
Annualized return on average tangible assets	0.88%	0.91%	0.90%	-3%	-2%	0.88%	0.78%	13%
Net interest margin	3.93%	4.07%	3.94%	-3%	0%	4.02%	3.85%	4%
Efficiency ratio	63.92%	69.50%	71.25%	-8%	-10%	67.75%	74.32%	-9%
AVERAGE BALANCES								
(in $000's, unaudited)								
Average assets	$ 1,543,254	$ 1,469,085	$ 1,419,481	5%	9%	$ 1,490,714	$ 1,411,784	6%
Average tangible assets	$ 1,542,007	$ 1,467,718	$ 1,417,765	5%	9%	$ 1,489,349	$ 1,409,952	6%
Average earning assets	$ 1,441,792	$ 1,373,957	$ 1,316,037	5%	10%	$ 1,392,850	$ 1,310,288	6%
Average loans held-for-sale	$ 1,485	$ 4,135	$ 6,780	-64%	-78%	$ 3,073	$ 5,088	-40%
Average total loans	$ 1,002,786	$ 970,538	$ 870,637	3%	15%	$ 966,959	$ 826,240	17%
Average deposits	$ 1,325,734	$ 1,257,121	$ 1,211,678	5%	9%	$ 1,277,938	$ 1,199,044	7%
Average demand deposits - noninterest-bearing	$ 471,326	$ 436,018	$ 418,657	8%	13%	$ 445,585	$ 423,807	5%
Average interest-bearing deposits	$ 854,408	$ 821,103	$ 793,021	4%	8%	$ 832,353	$ 775,237	7%
Average interest-bearing liabilities	$ 854,460	$ 822,660	$ 797,931	4%	7%	$ 832,909	$ 783,161	6%
Average equity	$ 182,095	$ 178,963	$ 168,254	2%	8%	$ 178,967	$ 169,865	5%
Average tangible equity	$ 180,848	$ 177,596	$ 166,538	2%	9%	$ 177,602	$ 168,033	6%

CONSOLIDATED BALANCE SHEETS (in $000's, unaudited)	End of Period: September 30, 2014	June 30, 2014	September 30, 2013	Percent Change From: June 30, 2014	September 30, 2013
ASSETS					
Cash and due from banks	$ 23,905	$ 32,162	$ 32,571	-26%	-27%
Federal funds sold and interest-bearing					
deposits in other financial institutions	130,170	17,256	9,327	654%	1296%
Securities available-for-sale, at fair value	191,680	261,489	280,471	-27%	-32%
Securities held-to-maturity, at amortized cost	94,759	95,972	89,732	-1%	6%
Loans held-for-sale - SBA, including deferred costs	673	2,269	6,975	-70%	-90%
Loans:					
Commercial	436,481	415,557	410,933	5%	6%
Real estate:					
Commercial and residential	464,991	454,676	387,777	2%	20%
Land and construction	53,064	47,758	30,780	11%	72%
Home equity	61,079	56,743	50,100	8%	22%
Consumer	14,609	16,112	13,712	-9%	7%
Loans	1,030,224	990,846	893,302	4%	15%
Deferred loan fees	(628)	(505)	(250)	24%	151%
Total loans, net of deferred fees	1,029,596	990,341	893,052	4%	15%
Allowance for loan losses	(18,541)	(18,592)	(19,342)	0%	-4%
Loans, net	1,011,055	971,749	873,710	4%	16%
Company owned life insurance	50,853	50,452	49,598	1%	3%
Premises and equipment, net	7,377	7,237	7,390	2%	0%
Intangible assets	1,182	1,297	1,645	-9%	-28%
Accrued interest receivable and other assets	46,660	40,736	49,216	15%	-5%
Total assets	$ 1,558,314	$ 1,480,619	$ 1,400,635	5%	11%
LIABILITIES AND SHAREHOLDERS' EQUITY					
Liabilities:					
Deposits:					
Demand, noninterest-bearing	$ 488,987	$ 456,235	$ 409,269	7%	19%
Demand, interest-bearing	223,121	193,041	178,783	16%	25%
Savings and money market	369,378	354,175	312,991	4%	18%
Time deposits - under $100	20,067	20,379	22,029	-2%	-9%
Time deposits - $100 and over	197,562	195,619	195,321	1%	1%
Time deposits - brokered	28,099	33,614	62,833	-16%	-55%
CDARS - money market and time deposits	14,608	14,785	14,311	-1%	2%
Total deposits	1,341,822	1,267,848	1,195,537	6%	12%
Accrued interest payable and other liabilities	33,576	31,246	34,613	7%	-3%
Total liabilities	1,375,398	1,299,094	1,230,150	6%	12%
Shareholders' Equity:					
Series C preferred stock, net	19,519	19,519	19,519	0%	0%
Common stock	133,195	132,911	132,298	0%	1%
Retained earnings	31,014	29,187	22,949	6%	35%
Accumulated other comprehensive loss	(812)	(92)	(4,281)	-783%	81%
Total shareholders' equity	182,916	181,525	170,485	1%	7%
Total liabilities and shareholders' equity	$ 1,558,314	$ 1,480,619	$ 1,400,635	5%	11%

		End of Period:			Percent Change From:	
		September 30, 2014	June 30, 2014	September 30, 2013	June 30, 2014	September 30, 2013
CREDIT QUALITY DATA						
(in $000's, unaudited)						
Nonaccrual loans - held-for-investment	$	7,010	$ 7,688	$ 14,615	-9%	-52%
Restructured and loans over 90 days past due and still accruing		200	454	502	-56%	-60%
Total nonperforming loans		7,210	8,142	15,117	-11%	-52%
Foreclosed assets		532	525	631	1%	-16%
Total nonperforming assets	$	7,742	$ 8,667	$ 15,748	-11%	-51%
Other restructured loans still accruing	$	-	$ 1,180	$ 10	-100%	-100%
Net charge-offs (recoveries) during the quarter	$	27	$ 27	$ (534)	0%	105%
Provision (credit) for loan losses during the quarter	$	(24)	$ (198)	$ (534)	88%	96%
Allowance for loan losses	$	18,541	$ 18,592	$ 19,342	0%	-4%
Classified assets*	$	17,725	$ 23,092	$ 23,342	-23%	-24%
Allowance for loan losses to total loans		1.80%	1.88%	2.17%	-4%	-17%
Allowance for loan losses to total nonperforming loans		257.16%	228.35%	127.95%	13%	101%
Nonperforming assets to total assets		0.50%	0.59%	1.12%	-15%	-55%
Nonperforming loans to total loans		0.70%	0.82%	1.69%	-15%	-59%
Classified assets* to Heritage Commerce Corp Tier 1						
capital plus allowance for loan losses		9%	12%	13%	-25%	-31%
Classified assets* to Heritage Bank of Commerce Tier 1						
capital plus allowance for loan losses		10%	13%	14%	-23%	-29%
OTHER PERIOD-END STATISTICS						
(in $000's, unaudited)						
Heritage Commerce Corp:						
Tangible equity	$	181,734	$ 180,228	$ 168,840	1%	8%
Tangible common equity	$	162,215	$ 160,709	$ 149,321	1%	9%
Shareholders' equity / total assets		11.74%	12.26%	12.17%	-4%	-4%
Tangible equity / tangible assets		11.67%	12.18%	12.07%	-4%	-3%
Tangible common equity / tangible assets		10.42%	10.86%	10.67%	-4%	-2%
Loan to deposit ratio		76.73%	78.11%	74.70%	-2%	3%
Noninterest-bearing deposits / total deposits		36.44%	35.98%	34.23%	1%	6%
Total risk-based capital ratio		15.3%	15.1%	15.2%	1%	1%
Tier 1 risk-based capital ratio		14.0%	13.9%	14.0%	1%	0%
Leverage ratio		11.7%	12.0%	11.5%	-2%	2%
Heritage Bank of Commerce:						
Total risk-based capital ratio		14.3%	14.1%	13.7%	1%	4%
Tier 1 risk-based capital ratio		13.1%	12.9%	12.5%	2%	5%
Leverage ratio		10.9%	11.2%	10.2%	-3%	7%

*Net of SBA guarantees

NET INTEREST INCOME AND NET INTEREST MARGIN (in $000's, unaudited)	For the Quarter Ended September 30, 2014			For the Quarter Ended September 30, 2013		
	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
Assets:						
Loans. gross[1]	$ 1,004,271	$ 12,077	4.77%	$ 877,417	$ 10,733	4.85%
Securities - taxable	249,105	1,851	2.95%	310,460	2,247	2.87%
Securities - tax exempt[2]	79,926	779	3.87%	69,866	671	3.81%
Federal funds sold and interest-bearing deposits in other financial institutions	108,490	58	0.21%	58,294	42	0.29%
Total interest earning assets[2]	1,441,792	14,765	4.06%	1,316,037	13,693	4.13%
Cash and due from banks	26,535			23,724		
Premises and equipment, net	7,435			7,513		
Intangible assets	1,247			1,716		
Other assets	66,245			70,491		
Total assets	$ 1,543,254			$ 1,419,481		
Liabilities and shareholders' equity:						
Deposits:						
Demand, noninterest-bearing	$ 471,326			$ 418,657		
Demand, interest-bearing	212,579	89	0.17%	169,233	57	0.13%
Savings and money market	379,733	171	0.18%	316,247	140	0.18%
Time deposits - under $100	20,163	16	0.31%	22,600	19	0.33%
Time deposits - $100 and over	196,062	158	0.32%	197,464	179	0.36%
Time deposits - brokered	31,116	63	0.80%	71,105	178	0.99%
CDARS - money market and time deposits	14,755	3	0.08%	16,372	2	0.05%
Total interest-bearing deposits	854,408	500	0.23%	793,021	575	0.29%
Total deposits	1,325,734	500	0.15%	1,211,678	575	0.19%
Subordinated debt	-	-	-	4,819	51	4.20%
Short-term borrowings	52	-	0.00%	91	1	4.36%
Total interest-bearing liabilities	854,460	500	0.23%	797,931	627	0.31%
Total interest-bearing liabilities and demand, noninterest-bearing / cost of funds	1,325,786	500	0.15%	1,216,588	627	0.20%
Other liabilities	35,373			34,639		
Total liabilities	1,361,159			1,251,227		
Shareholders' equity	182,095			168,254		
Total liabilities and shareholders' equity	$ 1,543,254			$ 1,419,481		
Net interest income[2] / margin		14,265	3.93%		13,066	3.94%
Less tax equivalent adjustment[2]		(273)			(235)	
Net interest income		$ 13,992			$ 12,831	

[1]Includes loans held-for-sale. Yield amounts earned on loans include loan fees and costs. Nonaccrual loans are included in average balance.

[2]Reflects tax equivalent adjustment for tax exempt income based on a 35% tax rate.

NET INTEREST INCOME AND NET INTEREST MARGIN (in $000's, unaudited)		For the Nine Months Ended September 30, 2014				For the Nine Months Ended September 30, 2013		
		Average Balance	Interest Income/ Expense	Average Yield/ Rate		Average Balance	Interest Income/ Expense	Average Yield/ Rate
Assets:								
Loans. gross[1]	$	970,032	$ 34,832	4.80%	$	831,328	$ 30,874	4.97%
Securities - taxable		274,857	6,069	2.95%		351,290	7,107	2.70%
Securities - tax exempt[2]		79,905	2,336	3.91%		56,405	1,603	3.80%
Federal funds sold and interest-bearing deposits in other financial institutions		68,056	120	0.24%		71,265	140	0.26%
Total interest earning assets[2]		1,392,850	43,357	4.16%		1,310,288	39,724	4.05%
Cash and due from banks		25,068				23,313		
Premises and equipment, net		7,295				7,548		
Intangible assets		1,365				1,832		
Other assets		64,136				68,803		
Total assets	$	1,490,714			$	1,411,784		
Liabilities and shareholders' equity:								
Deposits:								
Demand, noninterest-bearing	$	445,585			$	423,807		
Demand, interest-bearing		203,713	248	0.16%		167,138	174	0.14%
Savings and money market		357,535	489	0.18%		293,801	384	0.17%
Time deposits - under $100		20,643	49	0.32%		23,488	62	0.35%
Time deposits - $100 and over		195,122	473	0.32%		194,185	577	0.40%
Time deposits - brokered		39,249	262	0.89%		81,352	594	0.98%
CDARS - money market and time deposits		16,091	6	0.05%		15,273	5	0.04%
Total interest-bearing deposits		832,353	1,527	0.25%		775,237	1,796	0.31%
Total deposits		1,277,938	1,527	0.16%		1,199,044	1,796	0.20%
Subordinated debt		-	-	-		7,776	229	3.94%
Short-term borrowings		556	1	0.24%		148	1	0.90%
Total interest-bearing liabilities		832,909	1,528	0.25%		783,161	2,026	0.35%
Total interest-bearing liabilities and demand, noninterest-bearing / cost of funds		1,278,494	1,528	0.16%		1,206,968	2,026	0.22%
Other liabilities		33,253				34,951		
Total liabilities		1,311,747				1,241,919		
Shareholders' equity		178,967				169,865		
Total liabilities and shareholders' equity	$	1,490,714			$	1,411,784		
Net interest income[2] / margin			41,829	4.02%			37,698	3.85%
Less tax equivalent adjustment[2]			(818)				(561)	
Net interest income			$ 41,011				$ 37,137	

[1]Includes loans held-for-sale. Yield amounts earned on loans include loan fees and costs. Nonaccrual loans are included in average balance.

[2]Reflects tax equivalent adjustment for tax exempt income based on a 35% tax rate.